SEC FILE NUMBER
                                                                        0-26838
                                                                   CUSIP NUMBER
                                                                      756601100

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):               __Form 10-KSB   __Form 20-F      __Form 11-K
                           X Form 10-QSB   __Form N-SAR

         For Period Ended:  September 30, 2001
          __ Transition Report on Form 10-K
          __ Transition Report on Form 20-F
          __ Transition Report on Form 11-K
          __ Transition Report on Form 10-Q
          __ Transition Report on Form N-SAR
          For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Red Hot Concepts, Inc.
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Former Name if Applicable

         N/A
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Address of Principal Executive Office (Street and Number)

         6701 Democracy Blvd., Suite 300, Bethesda, MD 20817
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

IF the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X
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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -        NARRATIVE

State below in detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As a result of delays in developing data for the financial statements, the 10-Q cannot be filed on time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Colin Halpern                        301                 897-4870
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            (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).       X  Yes      No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                        X  Yes       No
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         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Major operations were disposed of during the fourth quarter of the last fiscal year. In the third quarter of the prior year the Company operated restaurants in Australia and United Kingdom. Those operations were disposed of in the fourth quarter. The Company now holds less then 50% of a United Kingdom Company and reports its earning on an equity basis.

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                              Red Hot Concepts, Inc
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 2001                       By /s/ Colin Halpern
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                                              Colin Halpern

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).